

Mail Stop 3628

April 10, 2008

By Facsimile (212-446-4900) and U.S. Mail
Jeffrey Symons, Esq.
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, NY 10022-4611

Re: Furniture Brands International, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed April 7, 2008 by SCSF Equities, LLC
         File No. 001-00091

Dear Mr. Symons:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We remind you to file, on the date of first use, any written communications that may be reasonably viewed as soliciting material. See Rule 14a-12. For example, you have not filed using the EDGAR header tag "DFAN14A" the press release dated April 3, 2008, which was filed as an exhibit to the Schedule 13D/A on April 3, 2008. The press release and any other written communications should be filed immediately in accordance with Rule 14a-12(b) as additional soliciting materials. In addition, any future written soliciting

material, including any emails, postings to your website, and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A.

2. Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, in the recent press release, we note the following factual assertions that should be specifically supported or deleted:

   - "…we are extremely concerned about Furniture Brands' continued poor financial performance and do not believe the current Board is acting in the best interests of shareholders."
   - "Furniture Brands… have clearly failed to recover margins and shareholder value."
   - "…instead of current directors who are content to maintain the status quo that has led to worsening results over many years."

   While we recognize many of the statements in the proxy statement are already in compliance with this comment, please revise the proxy statement and any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements.

3. Please fill in the blanks throughout the proxy statement.

4. We note that on page 12 you state that the SCSF nominees are participants in the solicitation of proxies. Please confirm that each of these nominees will be identified in future filings as a person making the filing under cover of Schedule 14A. Refer to Instruction 3 to Item 4 of Schedule 14A.

5. Please advise us as to whether the participants have any present intention to implement a change of control transaction. We note that Sun Capital has discussed acquiring Furniture Brands and SCSF proposes to repeal Furniture Brands bylaws. Please also provide a discussion of your anticipated recourse if the proxy solicitation is unsuccessful.

Proposal One—Election of Directors, page 3
Reasons to Vote for the SCSF Nominees, page 3

6. We note that you believe the SCSF nominees will consider strategic alternatives that may lead to a sale of Furniture Brands. Please revise to clarify that your board nominees' plans could change subject to their fiduciary duty to stockholders if elected. Please also revise to disclose any specific plans for the sale of Furniture Brands.

Proposal 2—Repeal of Certain Amendments to By-Laws, page 7

7. We note that you state that you are not currently aware of any specific bylaw provisions that would be repealed by the adoption of this proposal 2. Please revise to describe the reasons for and the general effect, including any anti-takeover effect, of the proposal. Refer to Item 19 of Schedule 14A.

Voting Procedures, page 9

8. Please tell us how you will ensure compliance with Rule 14a-3(a) when furnishing proxy cards to shareholders requesting cards at the meeting.

Solicitation of Proxies, page 11

9. We note that you may employ various methods to solicit proxies, including the internet. Please also tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize. Please confirm that you will not include a form of proxy card on any internet web site until you have filed a definitive proxy statement.

Participants in the Solicitation, page 12

10. We note that you refer to the SC Group Entities and SCSF Nominees. Please revise to list each of the participants and include all of the information required by Item 5(b)(1) for each participant. For example, please revise to include the information required by Item 5(b)(1)(ii), (iii), (iv), (v), and (vi) of Schedule 14A.

Additional Information, page 13

11. Please revise to reflect your undertaking to mail the proxy statement upon request.

Form of Proxy

12. We note the disclosure relating to how an executed vote will be voted if no specification is provided and how the shares will be voted where the proxy confers discretionary authority. Please revise to place this language in bold-face type, as required by Rule 14a-4(b)(1).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411 or, in may absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions